FIRST QUARTER 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three Months Ended

March 31, 2004

SUN LIFE FINANCIAL INC.

Sun Life Financial / First Quarter 2004 Management’s Discussion and Analysis	Page 1

SUN LIFE FINANCIAL INC.

Management’s Discussion and Analysis
for the three months ended March 31, 2004

Sun Life Financial Inc. (the “Company” or together with its subsidiaries and joint ventures “Sun Life Financial” or “SLF”) reported record operating earnings1 of $425 million for the quarter ended March 31, 2004. Operating earnings exclude a $59 million charge for the settlement announced on March 31, 2004 of administrative proceedings by the Securities and Exchange Commission (SEC) against Massachusetts Financial Services Company (MFS). Operating earnings per share1 of 71 cents were up 27 per cent from 56 cents a year ago. Including the $59 million charge, net income was $366 million and earnings per share (EPS) were 61 cents.

Sun Life Financial management is pleased about the positive momentum in the business, in keeping with the Company’s growth strategy and vision of international leadership. Sun Life Financial’s diverse operations throughout the world are at different stages of development and, hence have a different contribution to results. Overall, the Company continues to make good progress towards success on the international financial services stage as it focuses on growth and leveraging best practices throughout the organization.

Sun Life Financial’s Canadian business is an important contributor to that international vision. The Company set out to create a market leader in Canada with the acquisition of Clarica and it has completed that task. In addition to delivering innovative products and services to Sun Life Financial’s seven million Canadian customers, the solid platform in Canada provides the organization with the financial flexibility to enable the Company to grow and prosper internationally.

FINANCIAL HIGHLIGHTS

•	Operating EPS[1] of 71 cents for the first quarter, up 27 per cent from 56 cents a year earlier. EPS of 61 cents for the quarter, up 9 per cent from the first quarter of 2003.

•	Operating return on equity[1] for the quarter was 12 per cent, up 270 basis points from the first quarter of 2003. Return on equity (ROE) for the first quarter of 2004 was 10.3 per cent compared to 9.3 per cent in the first quarter of 2003.

•	Improved performance of equity markets contributed to growth in earnings. In U.S. dollars, the U.S. Annuities division earnings for the first quarter 2004 were up 212 per cent from the same period in 2003 and MFS’ operating earnings were up 94 per cent. Including the aforementioned charge, MFS reported a loss in U.S. dollars of $10 million compared to earnings of $18 million in the first quarter of 2003.

•	SLF Canada earnings were up 33 per cent over first quarter 2003, benefiting from improved equity market performance, better credit experience and the completed integration of Clarica operations.

1	Operating earnings, operating EPS and operating ROE are non-GAAP measures and have no standardized definition under GAAP. They are presented to facilitate comparison of quarterly and year-to-date earnings and may not be comparable to similar measures presented by other issuers. Financial results not specifically referred to as “operating” have been determined in accordance with GAAP.

Sun Life Financial / First Quarter 2004 Management’s Discussion and Analysis	Page 2

•	Operating earnings in the first quarter of 2004 improved over the first quarter of 2003 despite the impact of the strengthening of the Canadian dollar compared to foreign currencies which lowered operating earnings by $25 million and revenue by $457 million.

BUSINESS HIGHLIGHTS

SLF Canada

•	The benefits from the strategic distribution alliance between CI Funds Management Inc. (CI) and Sun Life Financial, with CI’s preferred access to the Independent Career Advisors (ICA) distribution channel for the sale of retail fund products, continue to emerge. Net sales of CI funds through the ICA reached $241 million in the quarter, representing 30 per cent of the net sales of all CI retail funds. Sun Life Financial Canada’s earnings from its investment in CI were 79 per cent higher than in the first quarter of 2003.

•	Group Retirement Services (GRS) won two Benefits Canada magazine awards honouring excellence in plan member communication and education. GRS sales were up $490 million over first quarter 2003.

•	Group Benefits (GB) and GRS launched their new member services website simplifying navigation between plans and making it more intuitive to use.

•	GB sales were up $31 million or 47 per cent over first quarter 2003 due to sales to IBM and other large clients.

SLF U.S.

•	Equity Indexed Annuity (EIA) — sales momentum continued with Sun Life Financial’s Multipoint EIA product the second best selling in the industry. Sun Life Financial has introduced to its family of EIA products, SLF SunDex 100, a flexible premium deferred annuity with earnings linked to the growth of the S&P 500.

•	Sun Life Financial’s U.S. insurance operations have received recertification by the Insurance Marketplace Standards Association, the national organization dedicated to promoting high ethical standards in marketing, sales and service of life insurance, annuities and long-term care insurance.

•	A new Service Center has been created as part of the Sun Life Financial U.S. business strategy for achieving operational excellence. The new Service Center is comprised of operations and administration functions across Sun Life Financial U.S., including Operations, Systems, Customer Service, Administrative Services, Project Management and the eBusiness & Enterprise Technology Center. As part of this initiative, the Rhode Island facility will be closed effective June 30, 2004 and merged with operations in Wellesley and some shared technology services will be consolidated with operations in Canada.

Sun Life Financial / First Quarter 2004 Management’s Discussion and Analysis	Page 3

MFS

•	A new management team is in place at MFS led by Chief Executive Officer Robert Manning and non-executive Chairman Robert Pozen.

•	‘Setting New Standards’: MFS introduced a series of pro-investor reforms designed to strengthen fund governance and tighten business practices. Changes include instituting a 2 per cent redemption fee on all of its funds to discourage rapid trading, ending the use of “soft dollar” arrangements and strengthening the independence of the board directors of the MFS funds. These and other changes position MFS as a leader in mutual fund industry reform.

•	Morningstar, a leading mutual fund rating company in the U.S., recently upgraded its opinion of MFS, in particular citing recent reform initiatives.

•	MFS was recently appointed as investment manager for a new US$1 billion-plus account, for variable annuity and variable life policies of an unaffiliated insurance company.

SLF Asia

•	Sales in local currency in the first quarter in Hong Kong increased 45 per cent over the same period in 2003 driven by its multi-channel distribution model.

•	The India life insurance joint venture completed a very successful third year of operation. For the first quarter 2004 individual life sales in India, in local currency, were up 192 per cent over a year ago.

Governance

•	Sun Life Financial has introduced a Performance Share Unit Plan (“PSU Plan”) designed to further strengthen the alignment of executives’ and shareholders’ interests by placing a greater emphasis on performance. The Company decreased the use of stock options for long-term incentive compensation, and is using PSUs and Restricted Share Units (RSUs) to reward executives for the creation of sustained shareholder value.

Sun Life Financial / First Quarter 2004 Management’s Discussion and Analysis	Page 4

EARNINGS AND PROFITABILITY

FINANCIAL SUMMARY
Unaudited

	Quarterly Results

	1Q’04	4Q’03	3Q’03	2Q’03	1Q’03

Revenues ($mm)	5,538	5,437	5,282	5,579	5,758

Shareholders’ Net Income ($mm)	366	206	394	366	343
Operating Earnings ($mm)	425	417	394	366	343

Earnings Per Share (EPS)($)	0.61	0.34	0.65	0.60	0.56
Operating EPS ($)	0.71	0.69	0.65	0.60	0.56

Return on Equity (ROE) (%)	10.3	5.9	11.3	10.3	9.3
Operating ROE (%)	12.0	11.8	11.3	10.3	9.3

Average Shares Outstanding (mm)	600.0	601.4	603.3	610.3	616.8
S&P 500 Index (daily average)	1,132	1,056	1,000	938	861

Operating earnings, operating EPS and operating ROE are non-GAAP measures and have no standardized definition under GAAP. They are presented to facilitate the comparison of quarterly and year-to-date earnings and may not be comparable to similar measures presented by other issuers. Operating earnings for 1Q’04 exclude a $59 million charge related to the March settlement of administrative proceedings by the SEC against MFS regarding disclosure of brokerage allocation practices in connection with fund sales. Reconciliations of all non-GAAP measures in each period are contained in the MD&A for the relevant period. Financial results not specifically referred to as “operating” have been determined in accordance with GAAP. See the Company’s 2003 Annual MD&A for additional information concerning the Company’s use of non-GAAP financial measures.

A strong contribution from the fully-integrated Canadian businesses and improving operating earnings from U.S. businesses supported by rising equity markets contributed to an increase over the first quarter of 2003 in operating EPS, which grew by 27 per cent to 71 cents per share. EPS increased over the first quarter of 2003 by 9 per cent to 61 cents per share.

Operating earnings improved by $82 million compared to the first quarter of 2003 contributing to a 270 basis point increase in operating ROE. This was achieved despite a $25 million reduction in earnings due to the strengthening of the Canadian dollar. Shareholders net income improved by $23 million compared to the first quarter of 2003 contributing to a 100 basis point increase in ROE.

Sun Life Financial / First Quarter 2004 Management’s Discussion and Analysis	Page 5

PERFORMANCE BY OPERATING UNIT

The Company has six reportable segments: SLF Canada, SLF United States, MFS Investment Management, SLF Asia, SLF United Kingdom and Corporate Capital. Additional details of the segments and the purpose and use of the segmented information are outlined in note 6 to the interim consolidated financial statements.

Sun Life Financial Canada

	Quarterly Results

	1Q’04	4Q’03	3Q’03	2Q’03	1Q’03

Revenues ($mm)	2,261	2,265	2,109	2,112	2,150

Net Income ($mm) Retail Insurance	60	68	61	68	49
Group Benefits	75	57	50	64	62
Reinsurance	15	14	10	17	15
Group Retirement Services	23	24	23	22	19
Retail & Other Wealth Management	66	60	49	38	41
Investment Portfolio & Other	6	(2)	13	9	(2)

Total	245	221	206	218	184

ROE (%)	13.5	12.4	12.0	12.7	10.7

In the first quarter of 2004, Sun Life Financial Canada’s earnings increased 33 per cent over the first quarter of 2003 due to strong equity markets, improved credit experience, improved earnings from the investment in CI, and the benefits of integrating Clarica.

Earnings increased over the fourth quarter of 2003 due to lower expenses, stronger Group Life insurance results and increased earnings from the investment in CI. ROE of 13.5 per cent for the quarter increased by 360 basis points over the third quarter of 2002, the first full quarter following the close of the Clarica transaction.

•	Retail Insurance earnings improved relative to the first quarter of 2003, due to the benefit of expense synergies arising from integration.

•	First quarter earnings for Group Benefits were higher than in the first quarter of 2003, due to lower expenses and stronger Group Life insurance results.

•	Group Retirement Services earnings increased 21 per cent over the first quarter of 2003, due to improved market conditions.

•	Retail & Other Wealth Management earnings increased 61 per cent over the first quarter of 2003, resulting from improved credit and market conditions. Earnings from the investment in CI increased over the first quarter of 2003 due to CI’s growth in earnings, which arose from CI’s acquisitions in 2003 and strong equity markets.

Sun Life Financial / First Quarter 2004 Management’s Discussion and Analysis	Page 6

Sun Life Financial U.S.

	Quarterly Results

	1Q’04	4Q’03	3Q’03	2Q’03	1Q’03

Revenues (US$mm)	1,781	1,654	1,622	1,878	1,733
Revenues (C$mm)	2,349	2,177	2,239	2,627	2,620

Net Income (US$mm)
Annuities	50	32	48	20	16
Individual Life	10	20	21	20	16
Group Life & Health	2	9	6	9	6
Investment Portfolio & Other	12	7	(5)	(5)	(2)

Total (US$mm)	74	68	70	44	36
Total (C$mm)	97	89	97	63	54

ROE (%)	10.0	9.1	9.6	6.0	4.8

The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in Sun Life Financial U.S. by CDN$14 million in the first quarter of 2004 compared to the first quarter of 2003.

In U.S. dollars, earnings increased US$38 million and ROE more than doubled to 10 per cent compared to the first quarter of 2003. The increase in earnings was primarily due to favourable investment income, positive impacts of improving equity markets and lower bond provisions. Bond provisions, after-tax, were US$10 million lower in the first quarter of 2004 than in the first quarter of 2003.

•	The Annuities division earnings increased by US$18 million and US$34 million compared to the fourth quarter and first quarter of 2003, respectively. Earnings in the Annuities division improved due to favourable equity markets, improved investment income, and lower bond provisions, partially offset by reserve strengthening.

•	Individual Life earnings decreased US$10 million from fourth quarter of 2003 and US$6 million from first quarter of 2003 as reserves were strengthened to reflect the prospective impact of current interest rates on the profitability of Universal Life products.

•	Group Life & Health earnings decreased US$4 million from the first quarter of 2003 due to adjustments to premiums receivable and higher than expected mortality.

•	Investment Portfolio & Other earnings increased US$5 million compared to the fourth quarter of 2003 due to improved investment performance. Compared to the first quarter of 2003, earnings increased US$14 million due to improved investment performance, lower bond provisions and an adjustment of prior year tax accruals.

As disclosed in previous regulatory filings and re-confirmed in a press release on March 31, 2004, Sun Life Financial and its U.S. affiliates are cooperating with the SEC in industry-wide investigations into market timing related issues and directed brokerage and revenue-sharing arrangements with distributors.

Sun Life Financial / First Quarter 2004 Management’s Discussion and Analysis	Page 7

MFS Investment Management

	Quarterly Results

	1Q’04	4Q’03	3Q’03	2Q’03	1Q’03

Revenues (US$mm)	341	325	317	294	270
Revenues (C$mm)	450	428	437	411	408

Net Income/(Loss) (US$mm)	(10)	(123)	36	30	18
Operating Earnings (US$mm)	35	37	36	30	18

Net Income/(Loss) (C$mm)	(13)	(162)	49	42	28
Operating Earnings (C$mm)	46	49	49	42	28

Operating ROE (%)	149.6	66.6	78.6	72.3	40.1

Average Net Assets (US$B)	144	135	129	122	112
Assets Under Management (US$B)	142	140	129	128	112
Net New Sales (US$B)	(1.2)	0.8	(0.8)	2.9	1.3
Market Movement (US$B)	3.1	10.8	2.3	12.6	(2.4)

S&P 500 Index (daily average)	1,132	1,056	1,000	938	861

Sun Life Financial took a charge of CDN$59 million in the first quarter of 2004 related to the settlement between MFS and the SEC regarding disclosure by MFS of brokerage allocation practices in connection with fund sales. Including this charge, MFS had a net loss of CDN$13 million for the first quarter of 2004. Without this charge, operating earnings were CDN$46 million for the quarter.

The appreciation of the Canadian dollar against the U.S. dollar reduced operating earnings for MFS by 13 per cent or CDN$7 million in the first quarter of 2004 compared to the first quarter of 2003.

Sun Life Financial’s share of MFS’ U.S. dollar operating earnings in the first quarter of 2004 increased 94 per cent from the first quarter of 2003, primarily due to a strong recovery in equity markets. The S&P 500 Index daily average of 1,132 in the first quarter was up 31 per cent compared to the first quarter of 2003, while average net assets under management were up 29 per cent.

Revenues in the first quarter of 2004 grew by 5 per cent versus the fourth quarter of 2003 driven by continued asset growth. Operating earnings declined by 5 per cent to US$35 million due to higher legal expenses, personnel costs arising from management changes and additional costs to pay for third-party research and market data.

•	Assets under management (AUM) ended the first quarter of 2004 at US$142 billion compared to US$112 billion a year ago, up 27 per cent.

•	Positive flows in offshore products and insurance products were offset by net outflows in U.S. retail mutual funds and institutional separate accounts. Net outflows were US$1.2 billion.

•	Based on Lipper data, 65 per cent of MFS’ equity funds and 87 per cent of its fixed income funds were in the top two quartiles for three-year performance through March 31, 2004.

Sun Life Financial / First Quarter 2004 Management’s Discussion and Analysis	Page 8

Sun Life Financial Asia

	Quarterly Results

	1Q’04	4Q’03	3Q’03	2Q’03	1Q’03

Revenues ($mm)	145	158	144	140	145

Net Income/(Loss) ($mm) Philippine Operations	8	15	13	11	8
Other Asian Operations	(1)	(2)	(2)	(5)	(1)

Total	7	13	11	6	7

ROE (%)	6.2	11.5	10.0	5.9	5.6

Including joint venture sales, individual life sales for Sun Life Financial Asia in the first quarter of 2004 were 55 per cent above fourth quarter 2003 levels, with a very strong performance in India. In local currencies, sales more than doubled compared to the first quarter of 2003, with improvements in all business units. Revenues in the first quarter of 2004 grew by 15 per cent compared to the first quarter of 2003, after removing the effects of currency exchange rates.

Earnings in Canadian dollars were unchanged from the first quarter a year ago. The strengthening of the Canadian dollar compared to the first quarter of 2003 reduced the income reported in the current quarter by $2 million.

Sun Life Financial U.K.

	Quarterly Results

	1Q’04	4Q’03	3Q’03	2Q’03	1Q’03

Net Income (₤mm)	19	21	28	19	21

Net Income (C$mm)	47	47	63	43	50

ROE (%)	19.1	20.4	27.9	18.3	19.5

The exchange rates for the GB pound compared to the Canadian dollar were virtually identical in the first quarters of 2004 and 2003.

Sun Life Financial U.K.’s first quarter 2004 earnings decreased by £2 million from first quarter 2003 primarily due to reduced earnings in the Group Life business. The renewal rights on the existing block of Group Life business were sold in 2003, and the Group Life business will continue to run-off over the next 18 months.

The decrease in earnings compared to the fourth quarter of 2003 was primarily due to adverse group life claims experience. Individual Insurance earnings increased slightly.

Sun Life Financial / First Quarter 2004 Management’s Discussion and Analysis	Page 9

Corporate Capital

Corporate Capital refers to investment income, expenses, capital and other items not allocated to Sun Life Financial’s other operating units, and the results of the run-off reinsurance business.

	Quarterly Results

	1Q’04	4Q’03	3Q’03	2Q’03	1Q’03

Net Income/(Loss) ($mm)	(17)	(2)	(32)	(6)	20

First quarter 2004 Corporate Capital results decreased $37 million from a year ago primarily due to the inclusion in the first quarter of 2003 of a gain related to the disposition of the U.K. group insurance business.

ADDITIONAL FINANCIAL DISCLOSURE

Revenue

Total revenue in the first quarter of 2004 was $5.5 billion, a decrease of $220 million, or 4 per cent, compared to $5.8 billion in the quarter ending March 31, 2003. The decline in revenues was largely due to weaker foreign currencies relative to the Canadian dollar, which had the effect of reducing reported revenues by approximately $457 million.

Premiums were $410 million lower than in the first quarter of 2003. Excluding the impact of the weakening of foreign currencies relative to the Canadian dollar, premiums were $146 million lower in the period with positive growth in U.S. Individual Life sales more than offset by declines in U.S. fixed annuities.

Investment income of $1.5 billion in the first quarter of 2004 was $119 million higher than the first quarter of 2003 reflecting the favourable impact of improved equity markets and credit experience partially offset by the weakening of foreign currencies against the Canadian dollar.

Fee income of $776 million in the first quarter of 2004 was $71 million higher than first quarter of 2003 as the positive impact of stronger equity markets more than offset a decline due to the strengthening of the Canadian dollar against foreign currencies.

Assets Under Management

At March 31, 2004, AUM were $369.6 billion, an increase of $10.6 billion, compared to $359.0 billion at December 31, 2003. The increase in AUM during the quarter was primarily the result of:

i.	favourable changes of $4.4 billion due to currency fluctuations; and

ii.	market value increases of $5.5 billion

AUM exclude Sun Life Financial’s pro rata share of the $49.4 billion of assets managed by CI as at March 31, 2004.

Sun Life Financial / First Quarter 2004 Management’s Discussion and Analysis	Page 10

On a year-over-year basis, AUM increased by $32.8 billion, or 10 per cent over the $336.8 billion at March 31, 2003. The year-over-year change in AUM was primarily the result of business growth in the general fund, and:

i.	net sales of mutual, managed and segregated funds of $7.5 billion; and

ii.	market value increases of $51.5 billion; partially offset by

iii.	unfavourable changes of $27.5 billion due to currency fluctuations

Changes in Balance Sheet and Shareholders’ Equity

Total general fund assets of $111.3 billion at March 31, 2004 were $2.1 billion higher than the December 31, 2003 balance of $109.2 billion due to a combination of business growth and $1.1 billion from the strengthening of foreign currencies against the Canadian dollar.

Total general fund assets at the end of the first quarter of 2004 were down $4.5 billion from the end of the first quarter of 2003, primarily due to the strengthening of the Canadian dollar, which reduced asset values by $5.8 billion, partially offset by business growth.

Actuarial and other policyholder liabilities of $78.0 billion at March 31, 2004 were $4.5 billion lower than at March 31, 2003 largely as the result of the impact from currency fluctuations.

Shareholders’ equity was $14.3 billion at March 31, 2004, up $382 million from December 31, 2003. First quarter shareholders’ net income, before stock option costs of $4 million, contributed $370 million, which was partially offset by dividend payments of $126 million in the quarter. Common shares issued net of repurchases and cancellations contributed $10 million to shareholders’ equity and the strengthening of foreign currencies against the Canadian dollar increased shareholders’ equity by $128 million.

Cash Flows

	Quarterly Results

($mm)	1Q’04	1Q’03

Cash and cash equivalents, beginning of period	3,178	4,156
Cash flows provided by (used in):
Operating activities	54	1,779
Financing activities	10	(105)
Investing activities	135	(1,410)
Discontinued operations	–	273
Changes due to fluctuations in exchange rates	9	(219)

Increase in cash and cash equivalents	208	318

Cash and cash equivalents, end of period	3,386	4,474
Short-term securities, end of period	1,778	3,124

Total cash, cash equivalents and short term securities	5,164	7,598

Net cash, cash equivalents and short-term securities at the end of the first quarter of 2004 declined $2.4 billion from the first quarter of 2003 reflecting the impact of net outflows in U.S. fixed annuities during the twelve months ended March 31, 2004. The last three quarters of 2003 also included outflows of $411 million from share repurchases and $189 million from the redemption of subordinated debt. Cash flow generated from operating activities in the first

Sun Life Financial / First Quarter 2004 Management’s Discussion and Analysis	Page 11

quarter of 2004 was $1.7 billion lower than the first quarter of 2003 largely because of continued high maturities and surrenders in U.S. fixed annuities along with the impact of the shift in consumer preference to equity market-based segregated and mutual funds from fixed funds. To fund the maturities of fixed annuities and the transfers to segregated funds, the Company sold the investments held to support these annuity contracts. The impact of the sale of these investments is reflected in the $1.5 billion change in cash flow generated by investing activities as compared to the first quarter of 2003. Financing activities in first quarter of 2003 reflected an outflow of $116 million from the purchase and cancellation of shares compared to $8 million in 2004.

Risk Management

Sun Life Financial has developed a framework to categorize the various risks to which it is exposed. The major categories of this framework are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category which includes legal and regulatory risks, people risks and systems and processing risks.

Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis. The results of these monthly risk review meetings are also reported to the Board of Directors’ Risk Review Committee, which meets four times a year. Sun Life Financial’s risk management procedures and risk factors are described in its annual Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF). Interest rate and equity market sensitivities are disclosed in the MD&A, but may change as market levels change, new business is added, or as management actions are taken. Industry, regulatory and other similar issues may also arise and have an impact on the organization’s overall risk profile.

Outlook

The Company’s annual MD&A includes a description and analysis of the key factors and events that could impact future earnings. These factors and events have, for the most part, remained substantially unchanged.

The North American economies are expected to grow at 3-5 per cent in 2004, with the U.S. leading with growth in GDP expected at 4-5 per cent. This growth, combined with robust job creation and some early signs of inflation in the economy, should be conducive to higher levels of interest rates throughout the remainder of the year. We would expect this to have a positive impact on our interest sensitive businesses, particularly fixed annuities and universal life sold in the U.S. In addition, the growth in the economies of both Canada and the U.S. should allow for further improvement in equity markets, producing the potential for improved performance in Sun Life Financial’s equity sensitive businesses, particularly the U.S. variable annuity and mutual fund businesses, as well as retail and institutional fund management in Canada.

At the time of the completion of the annual MD&A the outcome of an investigation by the SEC with respect to certain brokerage allocation practices by MFS was unknown. On March 31, 2004 MFS reached a settlement with the SEC regarding this investigation. The impact of the charge for this settlement has been reflected in the current quarter earnings.

Sun Life Financial / First Quarter 2004 Management’s Discussion and Analysis	Page 12

U.S. Regulatory Proceedings and Litigation

As noted above, on March 31, 2004, MFS and the SEC announced a settlement of administrative proceedings alleging that MFS failed to adequately disclose its brokerage allocation practices in connection with fund sales. Under the terms of the settlement, in which MFS neither admitted nor denied any wrongdoing, MFS agreed to pay US$1.00 (one dollar) in disgorgement and a US$50 million penalty to compensate certain MFS funds including variable accounts. Sun Life Financial recorded a $59 million charge to income in the first quarter of 2004 in connection with this settlement.

Since the announcement of the settlement in March 2004, the Company, MFS and certain of its officers and certain MFS funds and trustees of these MFS funds, have been named as defendants in purported class action lawsuits filed on behalf of people who purchased, owned and/or redeemed shares of MFS funds during specified periods and participants in certain retirement plan accounts. The suits generally allege that certain defendants permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of fund shares and inadequately disclosed MFS’ use of fund assets in this manner, which allegedly caused financial injury to fund shareholders. These lawsuits seek an unspecified amount of damages. The defendants are reviewing the allegations and will respond appropriately. Additional lawsuits based upon similar allegations may be filed in the future. The Company cannot predict the outcome of these actions with certainty and is accordingly unable to determine the total potential impact that they may have on the Company’s results of operations, financial position and cash flows.

In addition, the SEC and other regulators are conducting investigations and examinations of certain of the Company’s subsidiaries relating to various issues, including market timing and late trading of mutual funds and variable insurance products and directed brokerage, revenue-sharing and other arrangements with distributors. These subsidiaries are cooperating in these examinations. The outcome of these investigations is not yet determinable.

Additional information concerning these and related matters is provided in Note 8 to the Company’s interim consolidated financial statements for the period ended March 31, 2004, in the Business Developments, Financial Performance Overview and MFS Investment Management sections in the Company’s 2003 MD&A and in the Overview and Risk Factors-Investigations into U.S. Investment Industry sections of the Company’s 2003 Renewal AIF. Copies of these documents are available at www.sedar.com.

Forward-Looking Statements

Some of the statements contained in this management’s discussion and analysis, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.

The forward-looking statements contained in this management’s discussion and analysis are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of the Company may differ materially from

Sun Life Financial / First Quarter 2004 Management’s Discussion and Analysis	Page 13

those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s 2003 Renewal AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and the annual and interim financial statements and accompanying notes. These documents are available for review at www.sedar.com.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries in the United States, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.